SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

Chase Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

16150R104

(CUSIP Number)

Andrea Migliorelli

Choate, Hall & Stewart LLP, Two International Place, Boston, MA 02110

(617) 248-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No.	Page 2 of 9

1.	Names of Reporting Persons. Peter R. Chase
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 352,327
	8.	Shared Voting Power 623,420
	9.	Sole Dispositive Power 352,327
	10.	Shared Dispositive Power 623,420

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 975,747
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13.	Percent of Class Represented by Amount in Row (11) 10.40% (1)
14.	Type of Reporting Person IN

(1)	Based on 9,402,706 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of December 31, 2018

This Amendment No. 1 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on February 14, 2008 by Peter R. Chase with respect to shares of common stock, $0.10 par value per share, of Chase Corporation. The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1 to Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

The second sentence of Item 1 is hereby amended and restated in its entirety to read as follows:

The Company’s principal executive offices are located at 295 University Avenue, Westwood, Massachusetts 02090.

ITEM 2. IDENTITY AND BACKGROUND.

The first paragraph of Item 2 is hereby amended and restated in its entirety to read as follows:

The person filing this statement is Peter R. Chase who has a business address of 295 University Avenue, Westwood, Massachusetts 02090. Mr. Chase is the Executive Chairman of the Company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The first paragraph of Item 3 is hereby amended and restated in its entirety to read as follows:

Mr. Chase has served as Chairman of the Board of the Company since February 2007, and Executive Chairman of the Company since February 2015. Mr. Chase was the Company’s Chief Executive Officer from September 1993 to February 2015.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Subparts (a) to (c) of Item 5 are amended and restated as follows:

(a) Mr. Chase beneficially owns 975,747 shares of the Company’s common stock, which represents approximately 10.4% of the 9,402,706 shares of the Company’s common stock reported by the Company to be outstanding as of December 31, 2018. Of the total shares beneficially owned, 352,327 shares are owned by Mr. Chase directly; 300,913 shares are owned by the Peter R. Chase Insurance Trust; 700 shares are owned by the Chase 2015 Irrevocable Trust; 241,195 shares are owned by the Peter R. Chase 2018 Qualified Annuity Trust; and 80,612 shares are owned by the Peter R. Chase 2019 Qualified Annuity Trust #1.

(b) Mr. Chase has the sole power to vote and dispose 352,327 shares, and shares power to vote and dispose 623,420 shares of the Company’s common stock.

(c) The change in percentage ownership by Mr. Chase reflects a change in the number of the Company’s issued and outstanding capital stock and sales undertaken by the Peter R. Chase Insurance Trust. During the period from March 16, 2018 to September 14, 2018, the Peter R. Chase Insurance Trust sold an aggregate of 15,269 shares, Mr. Chase was gifted 4,500 shares on April 6, 2018, and, on April 17, 2018, Mr. Chase gifted 4,000 shares, each as previously disclosed on Form 4’s filed by Mr. Chase.

Details of the 2018 sales are as follows: 500 shares at an average price of $121.14 on May 31, 2018; 250 shares at an average price of $121.28 on June 1, 2018; 500 shares at an average price of $121.80 on June 4, 2018; 500 shares at an average price of $122.88 on June 5, 2018; 500 shares at an average price of $123.50 on June 6, 2018; 500 shares at an average price of $124.00 on June 7, 2018; 500 shares at an average price of $122.86 on July 6, 2018; 600 shares at an average price of $127.62 on July 10, 2018; 500 shares at an average price of $123.02 on July 11, 2018; 500 shares at an average price of $121.50 on July 23, 2018; 14 shares at an average price of $121.50 on July 24, 2018; 500 shares at an average price of $124.75 on July 26, 2018; 405 shares at an average price of $124.83 on July 30, 2018; 800 shares at an average price of $126.05 on July 31, 2018; 200 shares at an average price of $121.35 on August 1, 2018; 500 shares at an average price of $122.74 on August 2, 2018; 500 shares at an average price of $123.70 on August 6, 2018; 500 shares at an average price of $122.80 on August 8, 2018; 500 shares at an average price of $122.98 on August 10, 2018; 500 shares at an average price of $122.82 on August 13, 2018; 500 shares at an average price of $121.59 on August 15, 2018; 500 shares at an average price of $122.88 on August 20, 2018; 500 shares at an average price of $124.44 on August 21, 2018; 500 shares at an average price of $128.15 on August 22, 2018; 1,000 shares at an average price of $127.55 on August 27, 2018; 500 shares at an average price of $127.21 on August 29, 2018; 250 shares at an average price of $122.29 on September 4, 2018; 500 shares at an average price of $124.23 on September 5, 2018; 250 shares at an average price of $125.00 on September 6, 2018; 500 shares at an average price of $124.71 on September 7, 2018; 500 shares at an average price of $124.49 on September 10, 2018; and 500 shares at an average price of $124.24 on September 11, 2018.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019	/s/ Peter R. Chase
Peter R. Chase